

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 6, 2007

Via U.S. Mail and Facsimile

Mr. Michel Bouchard, President and Director
Cadiscor Resources, Inc.
1225 Gay-Lussac, Boucherville
Quebec, Canada J4B 7K1

      Re: Cadiscor Resources Inc.
              Amendment to Registration Statement on Form 20-F
              Filed March 26, 2007
              File No. 0-52252

              Form 10-KSB for the year ended December 31, 2006
              Filed March 30, 2007
              File No. 0-52252

Dear Mr. Bouchard:

      We have reviewed your response letter and amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F/A-2 filed March 26, 2007

1.   We have reviewed your response to prior comment 1. We note, however, that you do not satisfy all of the five conditions set forth in Staff Legal Bulletin 4. Specifically, we note that you did not comply with SLAB 4, Subsection 4(B)(3)(c), which requires, by the date the securities are spun-off, the registration of the spun-off securities under the Exchange Act. Cadiscor issued the spin-off securities on August 17, 2006 but did not file the registration statement on Form 10-SB to register the spin-off securities under the Exchange Act until October 6, 2006.

        Given that it appears that you have not met all the conditions, please tell us what consideration you have given to the failure to register the spin-off securities under the Securities Act and discuss the steps you intend to take in this regard.

Description of Business, page 4

2.   We reissue prior comment 2 in part. Please discuss whether any alternatives were considered to the spin-off and why the spin-off was favored over the alternatives.

3.   We note your response to prior comment 3 and reissue the comment. Please disclose the aggregate total amount paid for the Discovery property.

The Effect of Applying United States Accepted Accounting Principles, page 71

4.   We have reviewed your disclosure describing the adjustments to the balance sheet of the Company as of September 30, 2006 if U.S. GAAP were applied and do not understand the basis for a reduction to long-term liabilities of $948,611 and shareholders' equity of $3,783,898. It appears these amounts are incorrect as the disclosure also refers to adjustments to amounts recorded in 2004, prior to the incorporation of the Company. Please correct this disclosure as appropriate and provide further detail as to the nature of the adjustments.

Form 10-KSB for the year ended December 31, 2006

Controls and Procedures, page 19

5.   We note the statement that "[t]he Company's management, including the Chief Executive Officer, Mr. Michel Bouchard, President, has conducted an evaluation of the effectiveness of disclosure controls and procedures pursuant to Exchange Act Rule 13a-14." Please revise to reference the correct rule. See Item 307 of Regulation S-B.

6.   You state that "[t] here have been no significant changes in internal controls or in other factors that could significantly affect internal controls, subsequent to the date the Chief Executive Officer completed his evaluation." Please revise to state whether or not there have been *any* changes in the internal control over financial reporting that have *materially* affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Engineering Comments

General

7.   Given the status of your properties, it would be appropriate to include risk factors that address the risks associated with reserve estimates that are based only on a pre-feasibility study. Please address the risks associated with the following points:

- The limited amount of drilling completed to date.

- The process testing is limited to small pilot plants and bench scale testing.

- The difficulty obtaining expected metallurgical recoveries when scaling up to production scale from pilot plant scale.

- The preliminary nature of the mine plans and processing concepts.

- The resulting preliminary operating and capital cost estimates.

- Metallurgical flow sheets and recoveries are in development.

- The history of pre-feasibility studies typically underestimating capital and operating costs.

8.   Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation techniques, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Business, page 3

9.   You disclose your resource estimates within the fifth paragraph of this section. Please disclose the cutoff grade used to evaluate the economic potential of your mineral properties. Please also disclose the operating costs and recovery parameters used to determine the cutoff grade estimate. Show that this calculation demonstrates the cutoff grade or tenor used to define a mineral resource has reasonable prospects for economic extraction. In establishing the cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.

10.   Please provide as supplemental information, a written consent from any experts whose name is cited, and/or whose work is incorporated into the document. These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in the registration statement.

Gold Potential, page 5 and page 8

11.   We note your disclosure in the second paragraph of this section on page 5 and again in the first paragraph on page 8, referring to mines, past production, and other mineral properties that exist in the area of your properties. Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these past producing mines and/or properties. Accordingly, we believe that you should remove all information about any mines, prospects, or companies operating in or near your property; and instead focus the disclosure solely on your company's property.

Closing Information

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

  You may contact Shannon Buskirk at 202-551-3763 or April Sifford, Accounting Branch Chief, at 202-551-3684 if you have questions regarding comments on the financial statements and related matters. Direct any questions regarding any engineering matters to Ken Schuler, Mining Engineer, at 202-551-3718. Please contact Carmen Moncada-Terry at 202-551-3687 or the undersigned at 202-551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: S. Burkirk
     A. Sifford
     K. Schuler
     C. Moncada-Terry